

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**4.06%**	**23.12%**	**-0.17%**	**2.91%**	**0.13%**	**6.15%**
S&P 500 Index	6.04	26.47	-5.63	0.42	-0.95	7.61
Barclays Capital Aggregate Bond Index	0.20	5.93	6.04	4.97	6.33	6.16

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 12/31/2009):	$11.6 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Bryce A. Doty, CFA

- 17 Years of industry experience.

John M. Bernstein

- 15 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2009

- Google, Inc.
- IBM Corp.
- Qualcomm, Inc.
- Southwestern Energy Co.
- McDonald's Corp.

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Distribution Rate
as of 12/31/2009

	12-Month Distribution Rate
Sit Balanced Fund	**2.90%**

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**4.06%**	**23.12%**	**-0.17%**	**2.91%**	**0.13%**	**6.15%**
S&P 500 Index	6.04	26.47	-5.63	0.42	-0.95	7.61
Barclays Capital Aggregate Bond Index	0.20	5.93	6.04	4.97	6.33	6.16

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Capital Aggregate Bond Index
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Capital Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Capital Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Capital Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009				
Sit Balanced	**23.12%**				
S&P 500 Index	26.47				
Barclays Capital Aggregate Bond Index	5.93				


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 12/31/2009


Sit Balanced Fund
S&P 500 Index
Barclays Capital Aggregate Bond Index
$20,000
$15,000
$10,000
$5,000
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007
12/31/2009

The sum of $10,000 invested on 12/31/1999 and held until 12/31/2009 would have grown to $10130.01 in the Fund or $9089.46 in the S&P 500 Index or $18474.84 in the Barclays Capital Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation
as of 12/31/2009


Other Assets & Liabilities
1.4%
Bonds
34.2%
Stocks
64.4%

Top Stock Holdings
as of 12/31/2009

Top Five Stocks	% of Net Assets
Google, Inc.	2.1%
IBM Corp.	1.7
Qualcomm, Inc.	1.5
Southwestern Energy Co.	1.5
McDonald's Corp.	1.5
Number of Holdings: 167	Top Five Stock Holdings: 8.3%

Complete List of Holdings

Holdings as of September 30, 2009.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**9.80%**	**73.97%**	**3.08%**	**14.03%**	**5.10%**	**5.66%**
MSCI Emerging Markets Index	8.25	74.50	2.73	12.79	7.29	4.78

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 12/31/2009):	$16.5 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Raymond E. Sit

- 15 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2009

- Petrobras
- Companhia Vale do Rio Doce, A.D.R.
- Samsung Electronics
- BHP Billiton, A.D.R.
- Rio Tinto

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**9.80%**	**73.97%**	**3.08%**	**14.03%**	**5.10%**	**5.66%**
MSCI Emerging Markets Index	8.25	74.50	2.73	12.79	7.29	4.78

*Not Annualized; **Inception Date of 7/1/94


80%
60%
40%
20%
0%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009				
Sit Developing Markets Growth Fund	**73.97%**				
MSCI Emerging Markets Index	74.50				


125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 12/31/2009


$28,000
$22,000
$16,000
$10,000
$4,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007
12/31/2009

The sum of $10,000 invested on 12/31/1999 and held until 12/31/2009 would have grown to $16,447 in the Fund or $20,217 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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Important Legal Information

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 12/31/2009


Cash & Other Net Assets 1.4%
Finance 16.6%
Non-Energy Minerals 14.4%
Energy Minerals 13.6%
Electronic Technology 11.8%
Communications 8.1%
Consumer Non-Durables 6.8%
Consumer Services 5.3%
Retail Trade 4.9%
Sectors Less Than 4.5% 17.1%

Portfolio Structure by Region

as of 12/31/2009


Asia
58.4%
55.6%
Latin America
26.3%
23.9%
Africa/Middle East
8.0%
10.4%
Europe
5.9%
10.1%
Cash & Other Net Assets
1.4%
0.0%
0
10
20
30
40
50
60
70
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund

Top Stock Holdings

as of 12/31/2009

Company	% of Net Assets
Petrobras	4.4%
Companhia Vale do Rio Doce, A.D.R.	3.9
Samsung Electronics	3.3
BHP Billiton, A.D.R.	3.2
Rio Tinto	2.6
Hon Hai Precision Industry Co., G.D.R.	2.4
China Life Insurance Co., A.D.R.	2.4
Banco Bradesco S.A.	2.2
Tsingtao Brewery	2.1
Teva Pharmaceutical, A.D.R.	2.1
Number of Holdings: 83	Top 10: 28.5%

Complete List of Holdings

Holdings as of September 30, 2009.

Daily Prices

Account Access

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Prospectuses

Applications

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The Sit Mutual Funds

- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds

- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Dividend Growth Class I	**6.14%**	**25.59%**	**-0.06%**	**5.25%**	**6.17%**
S&P 500 Index	6.04	26.47	-5.63	0.42	2.09
Sit Dividend Growth Class S	**6.13**	**25.25**	**-0.33**	**n/a**	**2.61**
S&P 500 Index	6.04	26.47	-5.63	n/a	-1.80

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 12/31/2009):	$33.7 Million
S Class Net Assets (as of 12/31/2009):	$26.1 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80-6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 12/31/2009

- IBM Corp.
- Johnson & Johnson
- Verizon Communications, Inc.
- Chevron Corp.
- J.P. Morgan Chase & Co.

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Search

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E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Dividend Growth Class I	**6.14%**	**25.59%**	**-0.06%**	**5.25%**	**6.17%**
S&P 500 Index	6.04	26.47	-5.63	0.42	2.09
Sit Dividend Growth Class S	**6.13**	**25.25**	**-0.33**	**--**	**2.61**
S&P 500 Index	6.04	26.47	-5.63	--	-1.80

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Sit Dividend Growth Class I
S&P 500 Index
Three Month
One Year
Three Year
Five Year
Since Inception

Total Return by Calendar Year

as of 12/31/2009

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-29.60%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00

	2009
Sit Dividend Growth Class I	**25.59%**
S&P 500 Index	26.47


30%
20%
10%
0%
-10%
-20%
-30%
-40%
Sit Dividend Growth Class I
S&P 500 Index
2004
2005
2006
2007
2008
2009

Growth of $10,000

as of 12/31/2009


$20,000
$15,000
$10,000
$5,000
Sit Dividend Growth Class I
S&P 500 Index
12/31/2003
12/31/2009

The sum of $10,000 invested at inception (12/31/03) and held until 12/31/2009 would have grown to $14,327 in the Fund's Class I or $11,321 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Search

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Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2009


Cash & Other Net Assets 1.1%
Finance 15.5%
Health Technology 11.1%
Consumer Non-Durables 10.7%
Electronic Technology 10.2%
Energy Minerals 10.1%
Producer Manufacturing 8.5%
Technology Services 5.0%
Retail Trade 4.7%
Sectors Less Than 4.5% 23.1%

Top Stock Holdings
as of 12/31/2009

Company	% of Net Assets
IBM Corp.	3.3%
Johnson & Johnson	2.6
Verizon Communications, Inc.	2.6
Chevron Corp.	2.5
J.P. Morgan Chase & Co.	2.1
PepsiCo, Inc.	2.0
Total, A.D.R.	1.9
Qualcomm, Inc.	1.8
Procter & Gamble Co.	1.8
Occidental Petroleum Corp.	1.7
Number of Holdings: 100	Top 10: 22.3%

Complete List of Holdings

Holdings as of September 30, 2009.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**5.17%**	**24.65%**	**18.10%**
Sit Global Dividend Growth Class S	**5.14**	**24.40**	**17.79**
Composite Index	4.50	28.67	1.51

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 12/31/2009):	$2.8 Million
S Class Net Assets (as of 12/31/2009):	$0.9 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2009

- IBM Corp.
- Rio Tinto, A.D.R.
- BHP Billiton, A.D.R.
- Verizon Communications, Inc.
- Occidental Petroleum Corp.

Fund Management

Roger J. Sit

- 18 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Raymond E. Sit

- 16 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Tasha M. Murdoff

- 12 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Merging Strategies


Merging Strategies
Sit Global Dividend Growth Fund

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: International Equity Income

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	**5.17%**	**24.65%**	--	**18.10%**
Sit Global Dividend Growth Class S	**5.14**	**24.40**	--	**17.79**
Composite Index	4.50	28.67	--	1.51


Sit Global Dividend Growth Fund Class I
Composite Index
35%
30%
25%
20%
15%
10%
5%
0%
3 Month
1 Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	2008	2009
Sit Global Dividend Growth Class I	-5.25%	24.65%
Sit Global Dividend Growth Class S	-5.31	24.40
Composite Index	-21.11	28.67


Sit High Income Municipal Bond Fund
Barclays Capital Municipal Bond Index
30%
20%
10%
0%
-10%
-20%
2007
2008
2009

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Global Dividend Growth Fund

I Class Ticker: GDGIX
S Class Ticker: GDGSX

Fund Type: Global Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 12/31/2009


Cash & Other Net Assets 1.8%
Finance 18.7%
Energy Minerals 9.7%
Consumer Non-Durables 9.4%
Health Technology 9.4%
Electronic Technology 8.7%
Producer Manufacturing 8.3%
Retail Trade 5.4%
Communications 5.2%
Sectors Less Than 5% 23.4%

Top Stock Holdings
as of 12/31/2009

Company	% of Net Assets
IBM Corp.	2.5%
Rio Tinto, A.D.R.	2.4
BHP Billiton, A.D.R.	2.3
Verizon Communications, Inc.	2.1
Occidental Petroleum Corp.	1.7
PepsiCo, Inc.	1.7
Johnson & Johnson	1.6
Intel Corp.	1.6
JP Morgan Chase & Co.	1.5
Microsoft Corp.	1.5
Number of Holdings: 101	Top 10: 11.0%

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**4.03%**	**27.65%**	**-6.59%**	**2.01%**	**-5.78%**	**3.67%**
Morgan Stanley EAFE Growth Index	4.17	29.36	-4.78	3.65	-1.31	3.54

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 12/31/2009):	$24.3 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Janet K. Kinzler

- 14 Years of industry experience.

Tasha M. Murdoff

- 12 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2009

- BHP Billiton, Ltd.
- Telefonica, S.A.
- Nestle, S.A.
- Rio Tinto, A.D.R.
- Reckitt Benckiser, p.l.c

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Daily Prices
Account Access
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Applications

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**4.03%**	**27.65%**	**-6.59%**	**2.01%**	**-5.78%**	**3.67%**
MSCI EAFE Growth Index	4.17	29.36	-4.78	3.65	-1.31	3.54

*Not Annualized; **Inception Date of 11/1/91


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009					
Sit International Growth Fund	**27.65%**					
MSCI EAFE Growth Index	29.36					


60%
40%
20%
0%
-20%
-40%
-60%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 12/31/2009


$20,000
$15,000
$10,000
$5,000
$0
Sit International Growth Fund
MSCI EAFE Growth Index
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007
12/31/2009

The sum of $10,000 invested on 12/31/1999 and held until 12/31/2009 would have grown to $5,516 in the Fund or $8,765 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Sector Allocation
as of 12/31/2009


Cash & Other Net Assets 1.2%
Finance 20.6%
Consumer Non-Durables 10.8%
Producer Manufacturing 9.4%
Non-Energy Minerals 8.0%
Electronic Technology 7.4%
Energy Minerals 6.1%
Health Technology 6.1%
Communications 6.0%
Sectors less than 5% 24.4%

Portfolio Structure by Region
as of 12/31/2009


Europe
53.3%
63.4%
Asia
33.8%
36.6%
Other
11.7%
0.0%
Cash & Other Net Assets
1.2%
0.0%
0
10
20
30
40
50
60
70
80
MSCI EAFE Growth Index
Sit International Growth Fund

Top Stock Holdings
as of 12/31/2009

Company	% of Net Assets
BHP Billiton, Ltd.	5.4%
Telefonica, S.A.	2.5
Nestle, S.A.	2.3
Rio Tinto, A.D.R.	1.9
Reckitt Benckiser, p.l.c	1.8
Total, S.A.	1.8
Banco Bilbao Vizcaya-SP, A.D.R.	1.6
Syngenta	1.5
Veolia Environment	1.5
Research in Motion, Ltd.	1.5
Number of Holdings: 95	Top 10: 21.9%

Complete List of Holdings

Holdings as of September 30, 2009.

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Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**5.64%**	**28.14%**	**-1.22%**	**2.96%**	**-3.33%**	**9.64%**
Russell 1000® Growth Index	7.94	37.21	-1.89	1.63	-3.99	10.33

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2009):	$445.7 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit
- 17 Years of industry experience.

Ronald D. Sit, CFA
- 23 Years of industry experience.

Michael J. Stellmacher, CFA
- 17 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2009

- Google, Inc.
- IBM Corp.
- Qualcomm, Inc.
- Cisco Systems, Inc.
- Oracle Corp.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Up Market/Down Market Analysis


Sit Large Cap Growth Fund

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**5.64%**	**28.14%**	**-1.22%**	**2.96%**	**-3.33%**	**9.64%**
Russell 1000® Growth Index	7.94	37.21	-1.89	1.63	-3.99	10.33

*Not Annualized; **Inception Date of 9/2/82


Sit Large Cap Growth Fund
Russell 1000® Growth Index
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009						
Sit Large Cap Growth Fund	**28.14%**						
Russell 1000® Growth Index	37.21						


Sit Large Cap Growth Fund
Russell 1000® Growth Index
60%
40%
20%
0%
-20%
-40%
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Growth of $10,000
as of 12/31/2009


Sit Large Cap Growth Fund
Russell 1000® Growth Index
$12,000
$10,000
$8,000
$6,000
$4,000
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007
12/31/2009

The sum of $10,000 invested on 12/31/1999 and held until 12/31/2009 would have grown to $7,131 in the Fund or $6,658 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Important Legal Information



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2009


Cash & Other Net Assets
1.8%
Sectors Less than 4%
13.7%
Electronic Technology
18.3%
Consumer Services
4.5%
Finance
10.9%
Producer Manufacturing
7.2%
Energy Minerals
7.3%
Consumer Non-Durables
10.0%
Technology Services
9.4%
Health Technology
9.6%

Top Stock Holdings
as of 9/30/2009

Company	% of Net Assets
Google, Inc.	2.9%
IBM Corp.	2.8
Qualcomm, Inc.	2.7
Cisco Systems, Inc.	2.4
Oracle Corp.	2.2
McDonald's Corp.	2.1
Coca Cola Co.	2.1
Pepsico, Inc.	2.0
Southwestern Energy Co.	2.0
Procter & Gamble Co.	2.0
Number of Holdings: 95	Top 10: 23.0%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Search

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E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**4.33%**	**35.59%**	**-4.14%**	**2.16%**	**-2.82%**	**11.54%**
Russell Midcap® Growth Index	6.69	46.29	-3.18	2.40	-0.52	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 12/31/2009):	$140.1 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 12/31/2009

- Cognizant Tech. Solutions Corp.
- Southwestern Energy Co.
- Celgene Corp.
- Broadcom Corp.
- Activision Blizzard, Inc.

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Robert W. Sit, CFA

- 16 Years of industry experience.

Matthew T. Loucks, CFA

- 12 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth



Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**4.33%**	**35.59%**	**-4.14%**	**2.16%**	**-2.82%**	**11.54%**
Russell Midcap® Growth Index	6.69	46.29	-3.18	2.40	-0.52	N/A

*Not Annualized; **Inception Date of 9/2/82


Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
50%
40%
30%
20%
10%
0%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009						
Sit Mid Cap Growth Fund	**35.59%**						
Russell Midcap® Growth Index	46.29						


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 12/31/2009


$13,000
$10,000
$7,000
$4,000
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007
12/31/2009

The sum of $10,000 invested on 12/31/1999 and held until 12/31/2009 would have grown to $7,509 in the Fund or $9,491 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth



Sector Allocation

as of 12/31/2009


Cash & Other Net Assets
0.2%
Electronic Technology
14.8%
Technology Services
13.3%
Health Technology
11.9%
Finance
9.0%
Producer Manufacturing
8.6%
Process Industries
7.8%
Energy Minerals
6.3%
Retail Trade
5.6%
Sectors Less Than 5%
15.6%

Top Stock Holdings

as of 12/31/2009

Company	% of Net Assets
Cognizant Tech. Solutions Corp.	3.0%
Southwestern Energy Co.	2.3
Celgene Corp.	2.1
Broadcom Corp.	2.0
Activision Blizzard, Inc.	2.0
CF Industries Holdings, Inc.	1.9
Airgas, Inc.	1.8
Citrix Systems, Inc.	1.7
TCF Financial Corp.	1.7
Ansys, Inc.	1.6
Number of Holdings: 98	Top 10: 20.0%

Complete List of Holdings

Holdings as of September 30, 2009.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt



Performance

Average Annual Returns as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**0.62%**	**22.04%**	**3.25%**	**3.82%**	**4.81%**	**4.84%**
Barclays Capital 5-Yr Municipal Bond Index	0.55	7.40	6.11	4.50	5.24	5.03

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 12/31/2009):	$282.9 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 40 Years of industry experience.

Debra A. Sit, CFA

- 26 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 14 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Yields and Durations
as of 12/31/2009

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**4.64%**	**7.75%**	**4.71%**	**14.9 Years**	**4.9 Years**	**7.1 Years**

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**0.62%**	**22.04%**	**3.25%**	**3.82%**	**4.81%**	**4.84%**
Barclays Capital 5-Yr Municipal Bond Index	0.55	7.40	6.11	4.50	5.24	5.03

*Not Annualized; **Inception Date of 12/1/93


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
25%
20%
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays Capital 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays Capital 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**22.04%**	
Barclays Capital 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	7.40	


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 12/31/2009


Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
$25,000
$20,000
$15,000
$10,000
$5,000
12/1/1993
12/31/2009

The sum of $10,000 invested at inception (12/1/93) and held until 12/31/2009 would have grown to $21,399 in the Fund or $22,027 in the Barclays Capital 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Sector Allocation

as of 12/31/2009


Cash & Other Net Assets
3.7%
Sectors less than 3%
11.5%
Hospital/Health Care Revenue
22.0%
Insured
4.1%
Utility
5.3%
Other Revenue
9.7%
Multifamily Mortgage Revenue
17.8%
Education/Student Loan
10.4%
Single Family Mortgage
15.5%

Quality Ratings

(% of Total Net Assets)
as of 12/31/2009


Other Assets and Liabilities
3.7%
AAA
8.3%
AA
19.1%
Not Rated*
34.5%
A
17.1%
Less Than BBB
1.3%
BBB
16.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.4%	7.7%	15.9%	10.2%	0.3%

Complete List of Holdings

Holdings as of December 31, 2009.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

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Important Legal Information



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**5.39%**	**33.06%**	**-2.95%**	**3.19%**	**-0.55%**	**9.74%**
Russell 2000® Growth Index	4.14	34.47	-4.00	0.87	-1.37	5.38

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 12/31/2009):	$62.2 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 17 Years of industry experience.

Kent L. Johnson, CFA

- 19 Years of industry experience.

Robert W. Sit, CFA

- 16 Years of industry experience.

Michael J. Stellmacher, CFA

- 17 Years of industry experience.

Matt T. Loucks, CFA

- 12 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 12/31/2009

- Informatica Corp.
- ANSYS, Inc.
- Tupperware Brands Corp.
- Core Laboratories
- Concur Technologies, Inc.

Daily Prices
Account Access
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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Average Annual Returns
as of 12/31/2009

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**5.39%**	**33.06%**	**-2.95%**	**3.19%**	**-0.55%**	**9.74%**
Russell 2000® Growth Index	4.14	34.47	-4.00	0.87	-1.37	5.38

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 12/31/2009

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**					
Sit Small Cap Growth Fund	**-42.96%**	**33.06%**					
Russell 2000® Growth Index	-38.54	34.47					


Sit Small Cap Growth Fund
Russell 2000® Growth Index
125%
100%
75%
50%
25%
0%
-25%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Growth of $10,000
as of 12/31/2009


Sit Small Cap Growth Fund
Russell 2000® Growth Index
$16,000
$13,000
$10,000
$7,000
$4,000
12/31/1999
12/31/2001
12/31/2003
12/31/2005
12/31/2007
12/31/2009

The sum of $10,000 invested on 12/31/1999 and held until 12/31/2009 would have grown to $9,464 in the Fund or $8,708 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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